Exhibit 99.1

NICE Robotic Automation Improves Speed, Compliance and Accuracy
for The Results Companies

Global customer experience outsourcer's success in implementing complex, secure and scalable unattended automation recognized at Interactions 2018

Hoboken, N.J., October 3, 2018 – NICE (Nasdaq: NICE) today announced that The Results Companies, a premier global customer experience provider, has implemented NICE Robotic Automation to achieve full data accuracy, reduce processing time by orders of magnitude, and ensure complete regulatory compliance for several internal procedures. The company’s success in implementing the unattended automation solution were recognized at Interactions 2018, where the company received a CX Excellence Award in the “Rookie of the Year” category.

The Results Companies operate award-winning global contact centers, delivering customer centric solutions that generate uplifting interactions and reliable performance. The Results Companies supports every facet of the customer lifecycle, from customer acquisition to retention as well as back office services. Over the past 10 years, the company has grown into an organization with 27 award-winning contact centers in the United States, Latin America and the Philippines, and a multilingual staff of over 22,000 agents, serving a range of Fortune 100 and 500 companies. To meet its growing need for rapid scalability and sustainability, The Results Companies turned to NICE Robotic Automation for management of their process for onboarding and offboarding employees joining or leaving the company, as well as assigning or reassigning clients.

The complex processes for employee onboarding and offboarding, which took an hour each time using the previous system, are now accomplished within seconds and with 100% data accuracy. Moreover, the NICE robots are not limited by time zone, allowing The Results Companies to continue providing clients the service they need 24/7.

As NICE robots handle onboarding and offboarding automatically, the records of these events are easily and consistently tracked, contributing to better analysis and greater data security. When an employee ceases handling a particular client, NICE Robotic Automation ensures instant and complete offboarding, mitigating possible vulnerabilities until the employee’s access and email permissions are revoked. This enables complete compliance with the client’s business security needs, relevant regulations and the internal protocols of The Results Companies.

Richard Carter, Director of Automation, The Results Companies said: “Along with the streamlined efficiencies and speed, NICE Robotic Automation has allowed us to grow our personnel, helping us find ‘diamonds in the rough’ among our staff. Robotic Automation is essentially the complete package – so you can analyze, optimize and continuously improve. It was also by far the easiest and cleanest install we’ve ever done. In light of the great successes we have seen thus far, we’re preparing to improve employee productivity and free our team to focus on human interactions instead of keystroking and navigating screens by leveraging automation across thousands of desktops. As part of this process, NICE is helping us define our needs and manage the process, in order to ensure consistent and successful user adoption.”

Miki Migdal, President, NICE Enterprise Product Group said “We are very gratified that The Results Companies, a NICE Workforce Management customer, has chosen to expand our six-year-long relationship by adding Robotic Automation. This reflects our commitment to supporting our business process outsourcing customers in every aspect of their enterprises, as they reinvent customer service and free their workforce to focus on customer needs. The Results Companies has demonstrated that many routine processes can be successfully automated, given the right allocation of resources, best practices and business intelligence. That is why we were pleased to recognize them with a CX Excellence Award at Interactions 2018.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About The Results Companies
For more than 10 years, The Results Companies has served as a premier global customer experience provider for Fortune 100 and 500 companies and has uniquely designed, built and operated award-winning contact  centers that have set the standard for innovative, customer-focused contact solutions. Results offers a full range of services that include customer service, acquisition, enrollment, retention, membership support services and transaction processing to outbound sales and retention campaigns. Results' success and proven ability to respond to our Partners' growth has enabled the expansion of our global footprint to 22,000 employees in 27 locations in the United States, the Philippines and Latin America. The Results Companies' expertise extends beyond call centers. Results is an expert in people, analytical technologies, brand fulfillment and creating strategic advantages for its Partners.

Chief Experience Officer
Lori.Brown@Resultstel.com

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.